Production Display Inspection

Integral Vision, Inc.

49113 Wixom Tech Drive	Email: sales@iv-usa.com
Wixom, Michigan 48393-3559 USA	www.iv-usa.com
Tel: +1(248) 668-9230 Fax: +1 (248) 668-9384

October 16, 2012

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC 20549

Re:	Integral Vision, Inc. (the “Company”)
Registration Statement on Form S-3, as amended on Form S-1
Filed December 15, 2008
File No. 333-156135

Dear Ms. Ravitz:

This letter is provided in response to your letter dated September 20, 2012. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3, as amended on Form S-1 (File No. 333-156135) together with all exhibits and amendments thereto, which was initially filed on December 15, 2008 (the “Registration Statement”).

In light of the Company’s current funding issues, as described in the Company’s most recent Form 10-Q filed on October 1, 2012, the Company is not able to pay for the expense of revising and amending the Registration Statement as required in connection with previous comments from the Commission. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions, or require further information, please do not hesitate to contact me.

Sincerely,

Mark R. Doede

Chief Financial Officer

Integral Vision, Inc.